UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 20, 2017 (December 18, 2017)

Chicago Bridge & Iron Company N.V.

(Exact name of registrant as specified in its charter)

The Netherlands	1-12815	98-0420223
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Prinses Beatrixlaan 35 2595 AK The Hague The Netherlands	N/A
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 31 70 373 2010

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement

On December 18, 2017, Chicago Bridge & Iron Company N.V., a public company with limited liability incorporated under the laws of the Netherlands (the “Company” or “CB&I”), entered into a Business Combination Agreement (the “Agreement”) by and among McDermott International, Inc. a corporation incorporated under the laws of the Republic of Panama (“McDermott”), McDermott Technology, B.V., a company incorporated under the laws of the Netherlands and a direct, wholly owned subsidiary of the Company (“Bidco”), McDermott Technology (Americas), LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“U.S. Acquiror 1”), McDermott Technology (US), LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“U.S. Acquiror 2”), the Company, Comet I B.V., a company incorporated under the laws of the Netherlands and a direct, wholly owned subsidiary of CB&I (“Comet Newco”), Comet II B.V., a company incorporated under the laws of the Netherlands and a direct, wholly owned subsidiary of Comet Newco (“Comet Newco Sub”), and several other indirect subsidiaries of CB&I identified and defined in the Agreement as “CT Seller 1,” “CT Seller 2,” “CT Seller 3” and “CT Seller 4” (together, the “CT Sellers”; and the CT Sellers, together with CB&I, Comet Newco and Comet Newco Sub, the “CB&I Parties”). The Agreement has been approved by the board of directors of McDermott, the management board of CB&I and the supervisory board of CB&I (the “CB&I Supervisory Board”).

Structure. Pursuant to the Agreement, CB&I and McDermott will combine through a series of transactions, as follows (and subject to the terms and conditions of the Agreement):

•	Bidco will commence an exchange offer (the “Exchange Offer”) to acquire any and all of the issued and outstanding shares of the common stock of CB&I, par value €0.01 per share (“CB&I Common Stock”), with each share of CB&I Common Stock accepted by Bidco in the Exchange Offer to be exchanged for the right to receive 2.47221 shares of common stock of McDermott, par value $1.00 per share (“McDermott Common Stock”) (or 0.82407 shares of McDermott Common Stock, if the 3-to-1 reverse stock split of McDermott Common Stock contemplated by the Agreement is completed) (the applicable ratio, the “Exchange Offer Ratio”), plus cash in lieu of any fractional shares (collectively, the “Per Share Consideration”);

•	Subsidiaries of McDermott will acquire for cash certain entities that own CB&I’s technology business (the “CB&I Technology Acquisition”) and the cash proceeds paid in the CB&I Technology Acquisition will be used to repay certain existing debt of CB&I;

•	CB&I will merge with and into Comet Newco Sub, and each share of CB&I Common Stock that was not tendered in the Exchange Offer will be exchanged into a share of Comet Newco stock (the “Merger”);

•	Comet Newco will sell to Bidco all of the outstanding shares of Comet Newco Sub (the “Share Sale”) in exchange for a note that is mandatorily exchangeable into shares of McDermott Common Stock (the “Exchangeable Note”); and

•	Comet Newco will be dissolved and subsequently liquidated in accordance with Sections 2:19 and 2:23b of the Dutch Civil Code. Pursuant to the liquidation, each holder of shares of CB&I Common Stock not tendered in the Exchange Offer will receive, as a liquidation distribution, the Per Share Consideration for each such share (reduced by applicable withholding taxes, including any Dutch withholding taxes under the Dividend Withholding Tax Act 1965). Any portion of the Exchangeable Note that is distributed to Bidco will be extinguished. This step is referred to as the “Liquidation” and, together with the CB&I Technology Acquisition, the Merger, the Share Sale and the Exchange Offer, the “Combination.”

Each step of the Combination is intended to be completed substantially concurrently, in the order indicated.

Treatment of Equity Awards. At the closing, outstanding CB&I restricted stock units that vest upon the closing in accordance with their terms, CB&I restricted stock units held by CB&I’s non-employee directors and CB&I deferred share awards will be converted into the right to receive the Per Share Consideration in respect of each share of CB&I Common Stock covered by the award, less any applicable withholding taxes. Also at the closing, outstanding CB&I restricted stock units that do not vest at the closing by their terms and outstanding CB&I options will convert into corresponding awards relating to shares of McDermott Common Stock, with appropriate adjustments to reflect the Exchange Offer Ratio and will remain subject to their original vesting schedule (except that any CB&I options will vest at the closing). Further, at the closing, outstanding CB&I performance shares will be cancelled and converted into a right to receive a cash payment equal to (i) the target number of shares of CB&I Common Stock underlying the award multiplied by (ii) the Exchange Offer Ratio multiplied by (iii) the closing price of a share of McDermott Common Stock on the business day immediately preceding the closing date.

Post-closing Governance. At the closing, McDermott’s board of directors will have 11 members, including (i) six persons who are current members of McDermott’s board of directors, two of which will be Gary Luquette, the Chairman of McDermott’s board of directors, and David Dickson, the President and Chief Executive Officer of McDermott, and (ii) five persons who are current members of the CB&I Supervisory Board. Gary Luquette will continue as the Non-Executive Chair of McDermott’s board of directors, David Dickson will continue as the President and Chief Executive Officer of McDermott and Stuart Spence will continue as the Executive Vice President and Chief Financial Officer of McDermott. Patrick Mullen, President and Chief Executive Officer of CB&I, will remain with the combined company for a transition period to ensure a smooth integration. Operational leadership will include representatives from both CB&I and McDermott.

Closing Conditions. The closing of the Combination is subject to customary conditions, including but not limited to: (i) certain approvals by CB&I’s shareholders and McDermott’s stockholders; (ii) receipt of regulatory approvals in specified jurisdictions; (iii) satisfaction of the conditions under the financing commitments or the funding of the financing; (iv) the effectiveness of a registration statement on Form S-4 that will be filed by McDermott for the issuance of McDermott Common Stock in connection with the Combination; (v) the approval of the listing of the shares of McDermott Common Stock to be issued in connection with the Combination on the New York Stock Exchange; and (vi) subject to specified exceptions, limitations and qualifiers, the accuracy of representation and warranties of McDermott and CB&I as of the closing date, including the absence of any material adverse effect with respect to McDermott’s or CB&I’s business, as applicable.

Representations, Warranties and Covenants. The Agreement contains customary representations, warranties and covenants, including, among others, covenants by each of CB&I and McDermott: (i) to conduct its business in the ordinary course; (ii) to use their respective reasonable best efforts to obtain all required governmental and regulatory consents and approvals; provided, however, that neither CB&I nor McDermott shall be required to take any action with respect to any of the assets, businesses or product lines of CB&I or its subsidiaries, or of McDermott or its subsidiaries, or any combination thereof, if such action would reasonably be expected to have a material adverse effect on the business, assets, results of operations or financial condition of CB&I , McDermott and their respective subsidiaries, taken as a whole; (iii) to cooperate with respect to the financing; (iv) to hold a meeting of its stockholders or shareholders, as applicable, to consider the approvals contemplated by the Agreement; (v) not to solicit proposals relating to alternative business combination transactions; and (vi) subject to certain exceptions, not to enter into any discussion concerning or provide confidential information in connection with alternative business combination transactions.

Termination. The Agreement contains provisions granting each of McDermott and CB&I the right to terminate the Agreement under specified conditions, including (i) if the Combination is not completed by June 18, 2018 (unless extended by either party in accordance with the Agreement to a date not later than December 18, 2018 if certain regulatory approvals have not been received by June 18, 2018); (ii) if either CB&I’s shareholders or McDermott’s stockholders fail to approve a required proposal in connection with the Combination; (iii) if a final nonappealable governmental order in one of the specified jurisdictions has been issued prohibiting the Combination; (iv) if the other party has breached its representations, warranties or covenants in the Agreement, subject to certain materiality and “material adverse effect” standards; (v) subject to compliance with specified process and notice requirements, in order to enter into a superior alternative business combination transaction; or (vi) if the other party’s board of directors has changed its recommendation in connection with the Combination. In the event of a termination of the Agreement under certain specified circumstances, including termination by CB&I or McDermott to enter into a superior alternative business combination transaction or a termination following a change in recommendation by CB&I or McDermott’s board of directors, CB&I or McDermott generally would be required to pay the other party a termination fee equal to $60 million.

The foregoing description of the Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 2.1 and the terms of which are incorporated by reference herein.

The Agreement has been included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about McDermott or CB&I. The representations, warranties and covenants contained in the Agreement were made solely for purposes of the Agreement and as of specific dates, were solely for the benefit of the parties to the Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to security holders. Security holders are not third-party beneficiaries under the Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of McDermott or CB&I. Moreover, information concerning the subject matter of the representation and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in McDermott’s or CB&I’s public disclosures.

Debt Amendments

On December 18, 2017, the Company entered into certain amendments (the “Amendments”) with respect to the following debt arrangements and instruments:

•	the Note Purchase and Guarantee Agreement, dated December 27, 2012 (the “2012 NPA”), by and among Chicago Bridge & Iron (Delaware) (together with the Company, the “Obligors”), the Company and the purchasers party thereto, with respect to the Company’s (i) 7.15% Senior Notes, Series A, due 2017, (ii) 7.57% Senior Notes, Series B, due 2019, (iii) 8.15% Senior Notes, Series C, due 2022 and (iv) 8.30% Senior Notes, Series D, due 2024 (collectively, the “2012 Notes”);

•	the Note Purchase and Guarantee Agreement, dated as of July 22, 2015 (the “2015 NPA” and, together with the 2012 NPA, the “NPAs”), by and among Chicago Bridge & Iron (Delaware), the Company and the purchasers party thereto, with respect to the Company’s 7.53% Senior Notes due 2025 (the “2015 Notes” and, together with the 2012 Notes, the “Notes”);

•	the Company’s five-year, $1.15 billion committed revolving credit facility (the “Revolving Facility”), with Bank of America N.A. (“BofA”), as administrative agent, and BNP Paribas Securities Corp, BBVA Compass, Crédit Agricole Corporate and Investment Bank (“Crédit Agricole”) and TD Securities, each as syndication agents;

•	the Company’s five-year, $800 million committed revolving credit facility (the “Second Revolving Facility” and, collectively with the Revolving Facility, the “Revolving Facilities”), with BofA, as administrative agent, and BNP Paribas Securities Corp., BBVA Compass, Crédit Agricole and Bank of Tokyo Mitsubishi UFJ, each as syndication agents; and

•	the Company’s five-year, $500 million term loan (the “Second Term Loan” and collectively, with the Revolving Facilities, the “Bank Facilities” and collectively with the Notes, the “Senior Facilities”), with BofA as administrative agent.

The Company entered into the Amendments in order to permit the consummation of the Combination and avoid noncompliance and other defaults and events of default. Unless otherwise noted, all capitalized terms used below but not defined herein shall have the meaning ascribed to such term in the Amendments.

The purpose of the Amendments is to:

•	Extend the maturity of the 7.15% Senior Notes, Series A, due 2017 to August 31, 2018;

•	Permit the consummation of the Combination and require that, upon the closing of the CB&I Technology Acquisition, the proceeds shall be used to repay the Senior Facilities;

•	For the duration of the covenant relief period, (i) suspend or waive certain financial covenants, (ii) amend certain covenants and (iii) suspend the requirement to consummate the disposition of the Company’s technology business;

•	Require the Company to (i) file a joint proxy statement/prospectus relating to the Company’s shareholders’ meeting and McDermott’s stockholders’ meeting on or before February 15, 2018, (ii) file a solicitation/recommendation statement on Schedule 14D-9 in respect of the prospective Combination within 10 Business Days after the commencement of the Exchange Offer, (iii) send all notices required to call the Company’s shareholders’ meeting on or before May 18, 2018 and (iv) consummate the Combination on or before June 18, 2018, unless such later date is consented to by certain holders of the Notes and BofA as administrative agent;

•	Require regular reporting to the advisors to holders of the Notes and BofA as administrative agent on certain aspects of the Combination; and

•	Provide for additional consent rights of certain holders of the Notes or BofA as administrative agent, as applicable, for certain amendments to the Agreement and the related commitment letters and/or any continuing bilateral letter of credit facility that adversely impact the holders of the Notes or the lenders under the Facilities, as applicable.

The foregoing description of the Amendments does not purport to be complete and is qualified in its entirety by reference to the complete text of: (i) Tenth Amendment to the 2012 NPA, dated as of December 18, 2017, filed as Exhibit 10.1 hereto; (ii) the Eighth Amendment to the 2015 NPA, dated as of December 18, 2017, filed as Exhibit 10.2 hereto; (iii) Amendment No. 9, dated December 18, 2017, to the Revolving Facility, filed as Exhibit 10.3 hereto; (iv) Amendment No. 6, dated as of December 18, 2017, to the Second Revolving Facility, filed as Exhibit 10.4 hereto; and (v) Amendment No. 6, dated as of December 18, 2017, to the Second Term Loan, filed as Exhibit 10.5 hereto; each of which is incorporated by reference herein.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information included in Item 1.01 of this current report on Form 8-K is incorporated by reference into this Item 2.03.

Forward-Looking Statements

McDermott and CB&I caution that statements in this Current Report on Form 8-K which are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of McDermott, CB&I and the combined company. These forward-looking statements include, among other things, statements about anticipated cost and revenue synergies, accretion, best-in-class operations, opportunities to capture additional value from market trends, maintenance of a consistent customer approach to pricing, safety and transition issues, free cash flow, plans to de-lever and permanent debt financing. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of McDermott and CB&I to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close, including as the result of any inability to obtain the financing for the combination; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies, the credit ratings of the combined company following the anticipated combination; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which McDermott and CB&I operate or credit markets, the inability of McDermott or CB&I to execute on contracts in backlog successfully, changes in project design or schedules, the availability of qualified personnel, changes in the terms, scope or timing of contracts, contract cancellations, change orders and other modifications and actions by customers and other business counterparties of McDermott and CB&I; or changes in industry norms and adverse outcomes in legal or other dispute resolution proceedings. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see each of McDermott’s and CB&I’s annual and quarterly filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2016 and subsequent quarterly reports on Form 10-Q. This Current Report on Form 8-K reflects the views of McDermott’s management and CB&I’s management as of the date hereof. Except to the extent required by applicable law, McDermott and CB&I undertake no obligation to update or revise any forward-looking statement.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, McDermott International, Inc. (“McDermott”) intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include (1) a joint proxy statement of McDermott and Chicago Bridge & Iron Company N.V. (“CB&I”), which also constitutes a prospectus of McDermott and (2) an offering prospectus of McDermott Technology, B.V. to be used in connection with McDermott Technology, B.V.’s offer to acquire CB&I shares. After the registration statement is declared effective by the SEC, McDermott and CB&I intend to mail a definitive proxy statement/prospectus to shareholders of McDermott and shareholders of CB&I, McDermott or McDermott Technology, B.V. intends to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter CB&I intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the exchange offer. The exchange offer for the outstanding common stock of CB&I referred to in this document has not yet commenced. The solicitation and offer to purchase shares of CB&I’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the joint proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that McDermott or CB&I may file with the SEC and send to McDermott’s and/or CB&I’s shareholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF CB&I AND MCDERMOTT TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MCDERMOTT AND CB&I WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MCDERMOTT, CB&I AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, joint proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by McDermott and CB&I with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from

McDermott’s website (http://www.mcdermott.com) under the tab, “Investors” and under the heading “Financial Information” or by contacting McDermott’s Investor Relations Department at (281) 870-5147. These documents are also available free of charge from CB&I’s website (http://www.cbi.com) under the tab “Investors” and under the heading “SEC Filings” or by contacting CB&I’s Investor Relations Department at (832) 513-1068.

Participants in Proxy Solicitation

McDermott, CB&I and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from McDermott’s and CB&I’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of McDermott is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 24, 2017. Information regarding the officers and directors of CB&I is included in its definitive proxy statement for its 2017 annual meeting filed with the SEC on March 24, 2017. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and joint proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Item 9.01	Financial Statements and Exhibits

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc.†

10.1	Tenth Amendment, dated as of December 18, 2017, to the Note Purchase and Guarantee Agreement, dated as of December 27, 2012, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, and each of the noteholders signatory thereto.

10.2	Eighth Amendment, dated as of December 18, 2017, to the Note Purchase and Guarantee Agreement, dated as of July 22, 2015, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, and each of the noteholders signatory thereto.

10.3	Amendment No. 9, dated as of December 18, 2017, to the Credit Agreement, dated as of October 28, 2013, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

10.4	Amendment No. 6, dated as of December 18, 2017, to Amended and Restated Revolving Credit Agreement, dated as of July 8, 2015, by and among CB&I, Chicago Bridge & Iron (Delaware), certain subsidiaries of CB&I signatory thereto, Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

10.5	Amendment No. 6, dated as of December 18, 2017, to Term Loan Agreement, dated as of July 8, 2015, by and among CB&I, Chicago Bridge & Iron (Delaware), Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

†	Schedules have been omitted pursuant to Item 6.01(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Business Combination Agreement, dated as of December 18, 2017, by and among McDermott International, Inc., McDermott Technology, B.V., McDermott Technology (Americas), LLC, McDermott Technology (US), LLC, Chicago Bridge & Iron Company N.V., Comet I B.V., Comet II B.V, CB&I Oil & Gas Europe B.V., CB&I Group UK Holdings, CB&I Nederland B.V. and The Shaw Group, Inc.†

10.1	Tenth Amendment, dated as of December 18, 2017, to the Note Purchase and Guarantee Agreement, dated as of December 27, 2012, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, and each of the noteholders signatory thereto.

10.2	Eighth Amendment, dated as of December 18, 2017, to the Note Purchase and Guarantee Agreement, dated as of July 22, 2015, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, and each of the noteholders signatory thereto.

10.3	Amendment No. 9, dated as of December 18, 2017, to the Credit Agreement, dated as of October 28, 2013, by and among CB&I, Chicago Bridge & Iron Company (Delaware), certain Subsidiaries of CB&I signatory thereto, Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

10.4	Amendment No. 6, dated as of December 18, 2017, to Amended and Restated Revolving Credit Agreement, dated as of July 8, 2015, by and among CB&I, Chicago Bridge & Iron (Delaware), certain subsidiaries of CB&I signatory thereto, Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

10.5	Amendment No. 6, dated as of December 18, 2017, to Term Loan Agreement, dated as of July 8, 2015, by and among CB&I, Chicago Bridge & Iron (Delaware), Bank of America, N.A., as administrative agent and collateral agent, and each of the Lenders signatory thereto.

†	Schedules have been omitted pursuant to Item 6.01(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules upon request by the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 20, 2017	CHICAGO BRIDGE & IRON COMPANY N.V. By: Chicago Bridge & Iron Company B.V. Its: Managing Director

	By:	/s/ Michael S. Taff
Michael S. Taff
Managing Director (Principal Financial Officer)